April 24, 1997



The BSG Funds
6230 Busch Boulevard
Suite 201
Columbus, Ohio  43229

Gentlemen:

         The undersigned hereby purchases 10,000 shares of the First American Bancshares Fund at $10.00 per share, representing a total investment of $100,000.00 in the shares of the series of The BSG Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.


                                      Heartland Advisory Group, Inc.



                                      By: /s/ Michael E. Guirlinger, President
                                      Michael E. Guirlinger, President